Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 807-5014

TGS Announces Results of Noteholders’s Meetings Called to Approve the Restructuring of its Indebtedness.

FOR IMMEDIATE RELEASE: Friday, April 11, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced the results of the three noteholders’ meetings held today in connection with the restructuring of substantially all of the Company’s indebtedness (the “Restructuring”).  As the Company has already announced, such Restructuring will be implemented by means of an out-of-court reorganization agreement, or “Acuerdo Preventivo Extrajudicial (“APE”).

The proposal for the Restructuring presented by the Company was consented to by holders of notes representing the following amounts: (i) US$ 73,000,000 at the meeting of the Series 1 Notes, the outstanding principal amount of which is US$ 150,000,000, (ii) US$ 81,028,000 at the meeting of the Series 2 Notes, the outstanding principal amount of which is US$ 150,000,000 and (iii) 65,000,000 at the meeting of the Series 3 Notes, the outstanding principal amount of which is US$ 100,000,000.  However, the meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200,000,000 was not held due to the lack of quorum.

TGS is currently working on trying to reach the necessary majorities over the next days to endorse the APE, as mandated by the Argentine Law, and complete the Restructuring.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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